

Mail Stop 7010

January 27, 2009

via U.S. mail and facsimile

Crit S. DeMent, Chief Executive Officer of the General Partner
Leaf Equipment Leasing Income Fund III, L.P.
110 South Poplar Street,   Suite 101,
Wilmington Delaware 19801

> **RE:** **Leaf Equipment Leasing Income Fund III, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 333-137734**

Dear Mr. DeMent:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief